Exhibit 5.7

Noerr LLP  |  Börsenstraße 1  |  60313 Frankfurt am Main
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, GA 30326

Frankfurt am Main, February 11, 2011

Ladies and Gentlemen:
In connection with the registration under the U.S. Securities Act of 1933 (the “Securities Act”) of (a) $1,100,000,000 principal amount of 8.375% Senior Notes due 2017 (the “Notes 2017”) of Novelis Inc., a corporation organized under the laws of Canada (the “Company”), to be issued in exchange for the Company’s outstanding 8.375% Senior Notes due 2017 pursuant to an indenture, dated as of December 17, 2010 (the “Indenture 1”), among the Company, the subsidiaries of the Company party thereto (collectively, the “Guarantors 1”) and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), (b) the guarantee issued by Novelis Deutschland GmbH (the “German Guarantor”), a company with limited liability incorporated under the laws of Germany with registered seat in Göttingen and registered with the commercial register of the local court of Göttingen (Amtsgericht Göttingen) under HRB 772 in connection with the Indenture 1 (the “Guarantee 1”), (c) $1,400,000,000 principal amount of 8.75% Senior Notes due 2020 (the “Notes 2020”) of the Company, to be issued in exchange for the Company’s outstanding 8.75% Senior Notes due 2020 pursuant to an indenture, dated as of December 17, 2010 (the “Indenture 2”), among the Company, the subsidiaries of the Company party thereto (collectively, the “Guarantors 2”) and The Bank of New York Mellon Trust
Sebastian Bock
Rechtsanwalt
Noerr LLP
Börsenstraße 1
60313 Frankfurt am Main
Germany
www.noerr.com
Secretary Nevenka Grimes
T +49 69 971477211 (ext.)
T +49 69 9714770
F +49 69 971477100
Sebastian.Bock@noerr.com
Our Ref: F-0747-2010
SBO/ngs
BERLIN
BRATISLAVA
BUCHAREST
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT/M.
KIEV
LONDON
MOSCOW
MUNICH
NEW YORK
PRAGUE
WARSAW
Noerr LLP is a limited liability partnership registered under number OC349228, established under the laws of England and Wales, with its registered office at Tower 42, 25 Old Broad Street, London EC2N 1HQ. Noerr LLP is entered in the partnership register of the Amtsgericht Munich under PR 945. For further information, please refer to www.noerr.com.
Further details overleaf

Company, N.A., as trustee (the “Trustee”), and (d) the guarantee issued by the German Guarantor in connection with the Indenture 2 (the “Guarantee 2”), we, as German legal counsel, have examined the corporate documents as set forth in Schedule 1 hereto (the documents listed under 1. — 10. of Schedule 1, hereafter the “Documents”).
1.	ASSUMPTIONS

In rendering the opinions expressed below, we have, with your consent, assumed without any further investigation:

1.1	that the signatures on all Documents submitted to us are genuine signatures of the individual concerned and all persons signing or otherwise executing the agreements and instruments in connection therewith on behalf of the parties thereto or proxies for the execution of them on behalf of the parties thereto (i) were legally capable to do so (geschäftsfähig) and (ii) had or have proper authority to do so under any applicable law other than German law;

1.2	that each power of attorney of any person executing on the basis of such power of attorney has not been revoked prior to the execution of any of the relevant Documents;

1.3	that each power of attorney of any person executing on the basis of such power of attorney, other than any power of attorney issued by the German Guarantor, is in full force and effect in the form submitted to us;

1.4	the authenticity and completeness of all documents submitted to us, whether as originals or copies, as signed or unsigned, certified or uncertified versions, the conformity to the original documents of all documents submitted to us as copies and the correctness of all statements made to us in respect of such documents and the time they were executed;

1.5	that to the extent the Documents are executed in a signing by exchange of fax signature pages, they have been executed in the form and version which is identified pursuant to the version distributed for execution and reviewed by us;

1.6	that all Documents are within the capacity and power of and have been, or will be, (as the case may be) validly authorised, executed and delivered by and are legal, valid and binding upon and enforceable against the parties thereto under any applicable laws other than German law and correctly reflect the facts which they purport to reflect and there has been no breach of any of the term thereof;
1.7	that all matters required to be filed by the German Guarantor with the relevant commercial register have been filed and no filing procedures with regard to matters that would have an impact on the opinion delivered herein are pending;

1.8	that the information filed with the relevant commercial register was true, complete and not misleading in all respects at the time the filing was made;

1.9	that no Document has been revoked, rescinded, rebuilt, terminated (in each case whether as whole or in part), amended or supplemented;

1.10	that the Documents have been entered into bona fide and at arms’ length terms by all parties thereto and that the decision of any party to enter into such agreements has not been influenced by any relevant error or other deficiency of state of mind;

1.11	that each party to the Documents is effectively administered in the jurisdiction of its incorporation and that each party other than the German Guarantor is duly incorporated, validly existing and, where appropriate, in good standing under all applicable laws, has duly authorized, executed and delivered the respective Documents and has the requisite corporate power to participate in the transactions considered therein;

1.12	that nothing in this opinion is affected by the provisions of any law other than the German law or by any regulation or other agreement of the parties or any other document other than the Documents; and

1.13	that no law of any jurisdiction outside Germany would render the execution of the Documents, the consummation of the transactions contemplated thereby illegal or ineffective, and that insofar as any obligation under the Documents is to be performed or enforced in, or is otherwise subject to the laws of, any jurisdiction other than Germany, such obligations constitute valid and legally binding obligations of the relevant parties enforceable against each such parties in accordance with their respective terms under all such laws and their performance or enforcement will not be illegal or ineffective by virtue of the laws of that jurisdiction.

2.	OPINION

Upon the basis of such examination and under the assumptions set forth above, we advise you that, in our opinion, (1) the German Guarantor has been duly organized and is an existing corporation under the laws of Germany, (2) the Indenture 1 has been duly authorized, executed and delivered by the German Guarantor, (3) the Guarantee 1 has been duly authorized by the German Guarantor, (4) the Indenture 2 has been duly authorized, executed and delivered by the German Guarantor, (5) the Guarantee 2 has been duly authorized by the German Guarantor, and (6) when the terms of the Notes 2017, the Notes 2020, the Guarantee 1 and the Guarantee 2 and of their issuance have been duly established in conformity with the Indenture 1, the Indenture 2, the Notes 2017 and the Notes 2010 and the Guarantee 1 and the Guarantee 2 have been duly executed, authenticated, issued and delivered in accordance with the terms of the Indenture 1 and the Indenture 2 respectively, the Guarantee 1 and the Guarantee 2 will constitute valid and legally binding obligations of the German Guarantor, subject to the Guarantee 1 and the Guarantee 2 constituting valid and binding obligations under the laws of New York and subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, ordre public and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

The foregoing opinion is limited to and given on the basis of the substantive laws of Germany as in existence at the date hereof. We are expressing no opinion as to the effect of the laws of any other jurisdiction.
3.	QUALIFICATIONS

This opinion letter is subject to the following qualifications:

3.1	Any provision of any document providing that certain certifications or determinations will be conclusive or binding will not necessarily prevent judicial enquiry into the merits of any claim by any aggrieved party. If contractual or legal consequences are attached to the occurrence or non-occurrence of an event a German court would have the discretion to decide (upon evidence being brought to it) whether such event has occurred.

3.2	No managing director (Geschäftsführer) nor holder of a commercial power of attorney (Prokurist) nor any other natural or legal person authorised directly or indirectly to represent the German Guarantor is permitted to represent a (natural or legal) person, including any German Guarantor, in a transaction where he would at the same time be acting in his own name or in the name of another (natural or legal) person, unless he has expressively been granted the permission to do so (Section 181 German Civil Code “BGB”). The managing directors, holders of the commercial power of attorney (Prokurist) or any other persons acting on behalf of the German Guarantor were duly released from the restrictions of Sec. 181 BGB for this purpose.

3.3	According to general principles of German law, any agreement may be open to challenge in circumstances where there have been material changes in the underlying situation (e.g. Wegfall der Geschäftsgrundlage, Anfechtung wegen Irrtum, Täuschung oder Drohung).

3.4	Although German law, in general, recognizes the concept of irrevocability, a German court may limit this by applying restrictions based on material changes in the underlying situation or material reasons (wichtige Gründe) (such as fraud or criminality) for the respective concerned party to withdraw from the right irrevocably granted.

3.5	Under certain conditions, payments made to or received from a non-German resident have to be notified by the party making such payment to the Deutsche Bundesbank for statistical purposes. Any omission of such notification may trigger an administrative fine (Bußgeld) under the Foreign Trade and Payment Regulation (Außenwirtschaftsverordnung), but will neither affect the validity or enforceability of the relevant agreement nor otherwise cause disadvantageous legal consequences for non-resident legal entities receiving such payments.

3.6	Any enforcement of the Guarantee in Germany will be subject to the rules of civil procedure and enforcement (Zivilprozeßrecht) arising by statute or otherwise by operation of law, each as applied by the courts or other competent authorities in Germany, which, inter alia, without limitation, might require the translation of foreign language documents into the German language, do not provide for discovery and might apportion the cost between the parties otherwise than as contemplated in any document.

3.7	A final judgment issued by a court of the State of New York or in the courts of the United States for the Southern District of New York in relation to the Documents, as the case may be, will, in principle, be recognized and enforced by the courts of the Federal Republic of Germany. The judgment will be enforced if an action for judicial enforcement (Vollstreckungsklage, Section 722 of the German Code of Civil Procedure (“ZPO”) is brought to have the judgment declared enforceable by a court of the Federal Republic of

Germany. The judgment of enforcement (Vollstreckungsurteil, Section 723 ZPO) will be of the same force and effect as if a material judgment had been originally given in a court or courts of the Federal Republic of Germany. The court of the Federal Republic of Germany will only examine whether the foreign judgment is legally effective and final, and whether there is an impediment to recognition pursuant to Section 328 ZPO, or whether there are any defenses which have arisen after the date on which the foreign judgment became legally effective and final. Impediments to recognition within the meaning of Section 328 ZPO are:
(a)	if the foreign court which issued the judgment was not competent pursuant to German provisions governing international jurisdiction in accordance with European Union Council Regulation (EC) No. 44/2001;

(b)	where the judgment was issued in default of appearance, if the defendant was not served with the document which instituted the proceedings in due manner or in sufficient time as to enable him to arrange for his defense;

(c)	if the foreign judgment is not compatible with an earlier German or other recognizable foreign judgment or if the foreign proceeding on which the foreign judgment is based was not compatible with a pending German proceeding, if the German proceeding was commenced earlier than the foreign proceeding;

(d)	if the recognition of the foreign judgment would lead to a result that would be evidently incompatible with German public policy, in particular if the recognition of the judgment would be incompatible with the German constitutional fundamental personal rights (Grundrechte); and

(e)	if the reciprocity (i.e. recognition of German judgments in the foreign state) is not given.

3.8	In an action before a German court, the choice of New York law as the governing law of the Documents, as the case may be, will be, in general recognised in Germany. The choice of New York law will, however, not be given effect by a German court if:
(a)	the subject matter of the action concerns a provision of German law of mandatory application; or if
(b)	the application of a provision of New York law would have a result that is evidently irreconcilable with fundamental principles of German law, in particular if the application would be irreconcilable with the constitutional fundamental rights (Grundrechte).
4.	BENEFIT OF OPINION

This opinion is furnished by us as German special counsel for the addressee and its assignees and may be relied upon by you and your assignees only in connection with the registration of the Notes with the U.S. Securities and Exchange Commission. This opinion may not be relied upon by you for any other purpose, or by any person, firm, company or institution other than you.

This opinion and any issues of interpretation thereof, or liability thereunder are governed by, limited to and construed in accordance with substantive German law without recourse to its rules on conflicts of law. The exclusive place of jurisdiction for any disputes arising under or in connection with this opinion letter is Frankfurt/Main, Germany. Our mandate in giving this legal opinion is governed by German law and subject to the jurisdiction of German courts.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and any reference to us under the heading “Legal Matters” in the prospectus forming a part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

King & Spalding LLP, 1180 Peachtree Street, N.E. Atlanta, GA 30309 is entitled to rely on this opinion letter to the same extent as Novelis Inc.

Yours sincerely,
Noerr LLP
/s/ Sebastian Bock
Sebastian Bock
Rechtsanwalt

SCHEDULE 1
1.	A copy of the Indenture 1;

2.	A copy of the Indenture 2

3.	A copy of the Guarantee 1;

4.	A copy of the Guarantee 2;

5.	A form of the notation of exchange guarantee;

6.	A copy of the minutes of board of directors for Novelis Aluminius Holding Company dated as of December 17, 2010 for Novelis Deutschland gmbH on the transactions contemplated in the purchase agreement, the indentures, the registration rights agreements, the guarantee and the exchange guarantee (all terms as defined therein);

7.	A copy of the minutes of supervisory board meeting of Novelis Deutschlnd GmbH dated December 8, 2010 on the transaction contemplated in, inter alia, the Indenture 1, the Indenture 2, the Guarantee 1 and the Guarantee 2;

8.	A copy of the shareholders’ resolution of Novelis Deutschland GmbH on the transaction contemplated in, inter alia, the Indenture 1, the Indenture 2, the Guarantee 1 and the Guarantee 2;

9.	A certified copy of an excerpt from the commercial register at the local court (Amtsgericht) in Göttingen (HRB 772) pertaining to Novelis Deutschland GmbH dated December 8, 2010; and

10.	A certified copy of the articles of association of Novelis Deutschland GmbH dated December 8, 2010.